SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2023

Commission File Number

001-40554

Eco Wave Power Global AB (publ)

(Translation of registrant’s name into English)

52 Derech Menachem Begin St.

Tel Aviv – Yafo, Israel 6713701

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

CONTENTS

On December 21, 2023, Eco Wave Power Global AB (publ) (“Eco Wave Power”) issued a press release titled “Eco Wave Power Submits an Official Request to the SFSA to Receive an Authorization for the Repurchase of American Depositary Shares Representing Up to 10% of the Company’s Shares” a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K.

The first, second, third, fourth, and sixth paragraphs and the paragraph titled “Forward-Looking Statements” in the press release furnished as Exhibit 99.1 hereto are incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-275728) filed with the Securities and Exchange Commission to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release dated December 21, 2023, titled “Eco Wave Power Submits an Official Request to the SFSA to Receive an Authorization for the Repurchase of American Depositary Shares Representing Up to 10% of the Company’s Shares.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eco Wave Power Global AB (publ)
(Registrant)

Date: December 21, 2023	By:	/s/ Inna Braverman
	Name:	Inna Braverman
	Title:	Chief Executive Officer

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